Exhibit 99.1

NEXA ANNOUNCES FILING OF ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED 2020, PUBLICATION OF MINING REPORT AND UPDATED TECHNICAL REPORTS

Luxembourg, March 22, 2021 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) announces that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2020 with the U.S. Securities and Exchange Commission (www.sec.gov/edgar) and on SEDAR in Canada (www.sedar.com). The Company notes that it has voluntarily adopted the SEC’s new disclosure requirements for mining reserves and resources under a new subpart 1300 of Regulation S-K (“S-K 1300”), which are required to be adopted by registrants in annual reports for the fiscal year beginning on or after January 1, 2021.

Nexa also announces that it has filed its full updated report on Mineral Reserves and Mineral Resources estimates as of December 31, 2020 (“Mining report” or “MRMR report”), prepared in accordance with the Canadian National Instrument 43-101 (“NI 43-101”). The information in this MRMR report may not be comparable to the information that is presented in our annual report on Form 20-F prepared in accordance with S-K 1300.

Nexa has also published updated technical reports for the Cerro Lindo, Vazante and El Porvenir mines, and for the Aripuanã development project, all prepared in accordance with NI 43-101 and S-K 1300.

The annual report on Form 20-F is also available on Nexa’s Investor Relations website accessible at: ir.nexaresources.com. The Company’s shareholders may receive a hard copy of Nexa’s complete audited financial statements, free of charge, upon request.

For further information, please contact Nexa Investor Relations Department ir@nexaresources.com.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa also currently owns and operates three smelters, two located in Brazil and one in Peru, Cajamarquilla, which is the largest smelter in the Americas. Nexa was among the top five producers of mined zinc globally in 2020 and also one of the top five metallic zinc producers worldwide in 2020, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). Forward-looking statements contained in this news release may include, but are not limited to, zinc and other metal prices and exchange rate assumptions, projected operating and capital costs, metal or mineral recoveries, head grades, mine life, production rates, and returns; the Company’s potential plans; the estimation of the tonnage, grade and content of deposits and the extent of the Mineral Resource and Mineral Reserve estimates; timing of commencement of production; exploration potential and results; the timing and receipt of necessary permits for future operations; the impacts of COVID-19 in our operations.

These statements are based on information currently available to the Company and the Company provides no assurance that actual results and future performance and achievements will meet or not differ from the expectations of management or qualified persons. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of the Project, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Roberta Varella – Head of Investor Relations

ir@nexaresouces.com

+55 11 3405-5601

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